November 4, 2004


Via facsimile and U.S. Mail

Mr. William F. Webster
President
Lakeside Mortgage Fund, LLC
443 Redding Drive, Suite 240
Redding, CA  96002

        Re:  Lakeside Mortgage Fund, LLC
     	        Amendment No. 1 to Form 10-SB
                    File No. 0-50893
	        Filed on October 6, 2004

Dear Mr. Webster:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business - page 3
1. As previously requested by comments at this heading in our prior letter, revise the filing to describe how the operations of the manager work. For example, disclose:
* the number of employees of the manager,
* how you market your lending,
* identify who is responsible for analyzing possible loans, and
* identify who is responsible for authorizing each loan.



2. You repeatedly refer to "the Manager," but it is never clear who is doing this work. We assume that there are only a few principal persons involved in all of this. If so, identify each principal person and describe their work.
3. If principal persons work less than full time for the manager, quantify this situation, identify any possible conflicts of interest and explain how such conflicts are addressed. For example, we note that Mr. Nelson does not appear to work full time for the company and his other work involves lending. If need be, disclose any conflicts of interest he faces, or the lack of any conflict, and discuss how this is resolved.
4. Disclose if correct that the only business of the manager and its principal operations personnel is managing the operations of the company. Otherwise, describe any other work, any conflicts and how such conflicts are resolved.
5. Where appropriate, specifically disclose whether the 2 loans to affiliates were made in the normal course of your business, at then prevailing terms and whether they represent any unusual risk. If these aspects are not customary, address in detail how the company came to make the 2 loans, including how the loans came to the company and who evaluated and approved them.

Results of Operations - page 4
6. Revise to add a note below the table, disclosing distributions and returns, indicating what the returns would have been had the manager not waived the fees disclosed on new page 18.

Loan to Value Ratios - page 7
7. Please refer to prior comment 7. Your revisions do not include the requested discussion of the fact that management does require an appraisal in order to approve a loan. Revise or advise.

Company Loans to Related Parties - page 19

8. Specifically identify the affiliated persons involved with Koco,
Inc.

Directors and Executive Officers - page 21
9. Please quantify the compensation of the two named persons assuming the management fees had not been waived.




Audited Financial Statements
10. Please refer to prior comments 42 and 43. Please further revise your statement of members` equity to reflect members` contributions net of cost incurred in raising capital. In this regard:
* Combine the amounts in the members` contributions, costs incurred in raising capital and reinvestment columns into one column titled members` contributions; and
* Present the amounts reinvested in an appropriately captioned row separate from contributions and costs incurred in raising capital.
11. Please further revise the equity section of your balance sheet to reflect your capital accounts as presented in your revised statement of members` equity. In this regard, we would expect the following line items presented on the face of your balance sheet:
* Members` contributions, net;
* Retained earnings; and
* Total members` equity.
12. Please revise the heading to the statement of members` equity to identify the period in the same manner used to identify the periods covered by the statements of operations and cash flows.
13. Please refer to prior comment 44. Please remove the inception date from the face of the financial statements where it is not applicable. In this regard:
* Remove it from the balance sheet as of December 31, 3003; and
* Remove it from all interim financial statement headings.
It need be presented only when applicable to the financial statement.
For example, "Statement of Operations for the period from September
26, 2003 (Inception Date) to December 31, 2004."

Note 1 - Organization and Description of Business
14. Please refer to prior comment 46 and revise to clarify that the manager is required to allocate funds to the extent available.

Note 2 - Summary of Significant Accounting Policies
Loans Secured by Trust Deeds
15. Please refer to prior comment 47. We note you record purchased loans at cost. Please revise to clarify if your cost presents a premium or a discount to the loans fair value at the date of purchase and how that amount is determined.



Unaudited Financial Statements
16. Please revise the notes to the financial statements for unaudited periods to disclose why no comparative prior period information is presented.
17. Please revise to delete the year to date column from the statements of operations for the period ended June 30, 2004.
18. Please reconcile the net income amount presented in your income statement for the quarter ended June 30, 2004 to the amount presented as net income for the same period in your statement of members` equity.
19. Please revise to include amounts due to the manager as a cash flow from operating activities consistent with the presentation in the statement of cash flows for the quarter ended March 31, 2004.
20. Please revise the header of the notes to financial statements for the quarter ended June 30, 2004 to identify the correct period.
It
currently reads December 31, 2003.
21. Please add disclosure regarding the preparation of the unaudited financial statements in Note 1 to the notes to financial statements for the quarter ended June 30, 2004. Refer to instruction 8 to Rule
10-01(b) of Regulation S-X. We note this disclosure is presented in note 1 to the notes to financial statements for the quarter ended
March 31, 2004.

					*   *   *


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and



* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	We requested the above acknowledgement in our prior letter. Please provide the above requested acknowledgement in your next correspondence to us.

      File an amendment in response to our comments within 15 days of the date of this letter. Also, provide a letter that indicates by page number where you have responded to each of the above comments.
If you believe a comment is inappropriate or inapplicable, indicate your position and the basis for your position in your letter. We may have additional comments after we have reviewed your revised materials and your response to our comments.

	Questions on any accounting issues should be directed to
Heidi
Berg at          (202) 824-5463 or to Paul Cline, Senior
Accountant
at (202) 942-1782. All other questions may be directed to Michael
Clampitt at (202) 942-1772, or me
at (202) 942-1796.


						Sincerely,



						David S. Lyon
						Senior Financial Analyst

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Lakeside Mortgage Fund, LLC
Page 5